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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                                 Aviall, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  05366B 10 2
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                                (CUSIP Number)

                                Kurt Butenhoff
                          c/o Bear Stearns & Co. Inc.
                                245 Park Avenue
                           New York, New York 10167
                                (212) 272-6849
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 24, 1996
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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     This Amendment No. 1 to the Schedule 13D filed by Mandarin, Inc.
("Mandarin"), Joseph Lewis and Jane Lewis relates to shares of the Common Stock, $.01 par value per share, of Aviall, Inc.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and restated in its entirety to read as follows:

     Mandarin has acquired 1,506,700 shares of the Common Stock in open market purchases at various prices and in varying amounts between February 9, 1996 and May 28, 1996 for an aggregate purchase price of $13,051,395.09. The source of the funds used to acquire such Common Stock was working capital of Mandarin.

Item 5. Interest in Securities of the Issuer

     Schedule A setting forth the trade dates, number of shares purchased or sold, price and manner of trade for Mandarin during the past sixty (60) days, is hereby amended and restated in its entirety to read as set forth in Schedule A hereto. Except as set forth herein, Item 5 shall remain unchanged.

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           Signature

           The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


Dated:  June 4, 1996

                          MANDARIN, INC.



                          By: /s/ Joseph Lewis
                              -----------------------------------
                              Joseph Lewis, Director


                          /s/ Joseph Lewis
                          -----------------------------------
                          Joseph Lewis, Individually


                          /s/ Jane Lewis
                          -----------------------------------
                          Jane Lewis, Individually


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                            SCHEDULE A
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                          No. of
Name of                   Shares       Price                     How Trade Was
Security       Trade Date Purchased  Per Share      Total Cost     Effected
==============================================================================
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Common Stock   1-Apr-96    9,900      8.9350           88,456.50  Open Market
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Common Stock   23-Apr-96   5,000      9.0600           45,300.00  Open Market
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Common Stock   26-Apr-96  20,000      9.4350          188,700.00  Open Market
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Common Stock   26-Apr-96   5,000      9.4350           47,175.00  Open Market
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Common Stock   26-Apr-96   3,000      9.4350           28,305.00  Open Market
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Common Stock   26-Apr-96   1,000      9.4350            9,435.00  Open Market
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Common Stock   26-Apr-96   1,000      9.4350            9,435.00  Open Market
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Common Stock   29-Apr-96  10,000      9.5600           95,600.00  Open Market
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Common Stock   29-Apr-96   5,000      9.5600           47,800.00  Open Market
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Common Stock   29-Apr-96   5,000      9.5600           47,800.00  Open Market
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Common Stock   29-Apr-96   5,000      9.4350           47,175.00  Open Market
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Common Stock   30-Apr-96  20,000      9.0600          181,200.00  Open Market
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Common Stock   1-May-96   20,000      9.1850          183,700.00  Open Market
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Common Stock   2-May-96   25,000      9.0600          226,500.00  Open Market
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Common Stock   3-May-96   50,000      9.1850          459,250.00  Open Market
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Common Stock   3-May-96    3,500      9.1850           32,147.50  Open Market
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Common Stock   3-May-96    2,100      9.0600           19,026.00  Open Market
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Common Stock   6-May-96   23,850      9.2636          220,936.86  Open Market
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Common Stock   10-May-96  20,000      9.5600          191,200.00  Open Market
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Common Stock   14-May-96  53,400      9.5520          510,076.80  Open Market
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Common Stock   15-May-96  23,450      9.5581          224,137.45  Open Market
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Common Stock   21-May-96  50,000      9.5600          478,000.00  Open Market
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Common Stock   23-May-96  50,000      9.5600          478,000.00  Open Market

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Common Stock   23-May-96  20,000      9.0600          181,200.00  Open Market
- ------------------------------------------------------------------------------
Common Stock   24-May-96 394,000      9.2180        3,631,892.00  Open Market
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Common Stock   28-May-96 134,000      9.7941        1,312,409.40  Open Market
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Common Stock   28-May-96  10,000      9.6850           96,850.00  Open Market
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